UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


             REINHOLD INDUSTRIES, INC. (FORMERLY KEENE CORPORATION)
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                                (Name of Issuer)
                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)
                                    75935A109
                           ---------------------------
                                 (CUSIP Number)


                             Richard A. Lippe, Esq.
                                Managing Trustee
                              Keene Creditors Trust
                                  The Chancery
                                190 Willis Avenue
                             Mineola, New York 11501
                                 (516) 873-1412
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 1999
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             (Date of Event which Requires Filing of this Statement)




          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

          Check the following box if a fee is being paid with the statement |_|

                                  SCHEDULE 13D
-----------------------------------          -----------------------------------
CUSIP No. 75935A109                          Page 2 of 7 Pages
-----------------------------------          -----------------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Keene Creditors Trust

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS
                                       00
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York
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                7  SOLE VOTING POWER
   NUMBER OF                            22,525 shares
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON                              22,525 shares
     WITH       ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  22,525 shares
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                                       00
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

                                  SCHEDULE 13D
-----------------------------------          -----------------------------------
CUSIP No. 75935A109                          Page 3 of 7 Pages
-----------------------------------          -----------------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Archie R. Dykes

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                                       00
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY                             22,525 shares
     EACH       ----------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                        22,525 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  22,525 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                                       IN
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

                                  SCHEDULE 13D
-----------------------------------          -----------------------------------
CUSIP No. 75935A109                          Page 4 of 7 Pages
-----------------------------------          -----------------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Richard A. Lippe

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                                       00
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY                             22,525 shares
     EACH       ----------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                        22,525 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  22,525 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------          -----------------------------------
CUSIP No. 75935A109                          Page 5 of 7 Pages
-----------------------------------          -----------------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              John J. Robbins

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                                       00
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY                             22,525 shares
     EACH       ----------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                        22,525 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  22,525 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

          This Amendment No. 3 amends and supplements the Schedule 13D filed on August 12, 1996 as amended by Amendments No. 1 and No. 2 (the "Schedule 13D") by the Keene Creditors Trust (the "Trust") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Reinhold Industries, Inc. (formerly Keene Corporation), a Delaware corporation ("Reinhold"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.


                           ITEM 1. SECURITY AND ISSUER

          Item 1 of the Schedule 13D is hereby amended by adding the following paragraph immediately after the final paragraph.

          On May 21, 1999, at the closing of the transaction contemplated by the Stock Purchase Agreement referred to in Item 4 of the Schedule 13D, pursuant to Reinhold's Certificate of Incorporation, all of the Reinhold Class B Common Stock converted into Class A Common Stock. A copy of the Stock Purchase Agreement has been previously filed.


                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Schedule 13D is hereby amended by adding the following paragraph immediately after the final paragraph.

            On May 21, 1999, at the closing of the transaction contemplated by the Stock Purchase Agreement referred to in Item 4 of the Schedule 13D, the Trust sold 997,475 shares of Reinhold Class B Common Stock owned by it at a purchase price of $9.00 per share, in cash, and as a result, the Trust reduced its ownership of Reinhold Common Stock from 1,020,000 shares of Class B Common
Stock to 22,525 shares of Class B Common Stock. Pursuant to Reinhold's Certificate of Incorporation these remaining shares converted into Class A Common Stock. Thus, the Trust may be deemed beneficial owner of 22,525 shares of Class A Common Stock. Based on the 1,998,956 shares of Common Stock outstanding as of May 14, 1999, these shares constitute 1.1% of the outstanding shares of Common Stock. Solely as a result of their positions as trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Class A Common Stock owned by the Trust. Each of the Trustees disclaims beneficial ownership of those shares of Class A Common Stock. None of the Trustees individually owns any Common Stock.

          Subject to the terms of the Plan, the Trust, acting through its Trustees has the sole power to vote its Class A Common Stock and to dispose or direct the disposition thereof.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 7, 1999

                                       Keene Creditors Trust

                                       By: /s/ Richard A. Lippe
                                           ----------------------------------
                                           Richard A. Lippe, Managing Trustee